                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF A FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                       For the quarter ended June 30, 2001



                               GEMINI GENOMICS PLC

                 (Translation of registrant's name into English)

                                162 SCIENCE PARK,
                                  MILTON ROAD,
                                   CAMBRIDGE,
                                    CB4 OGH.
                                     ENGLAND

                    (address of principal executive offices)



                 (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         FORM 20-F /X/    FORM 40-F / /

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                YES / /   NO /X/

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

PART I FINANCIAL INFORMATION

ITEM 1 Financial statements

     Condensed Consolidated Balance Sheets at June 30, 2001 and 2000 (unaudited) and March 31, 2001

     Condensed Consolidated Statements of Operations (unaudited) for the three month periods ended June 30, 2001 and 2000, and for the period from September 11, 1995 (inception) to June 30, 2001

     Condensed Consolidated Statement of Cash Flows (unaudited) for the three month periods ended June 30, 2001 and 2000, and period from September 11, 1995 (inception) to June 30, 2001

     Notes to the Condensed Consolidated Financial Statements (unaudited)

ITEM 2 Management's discussion and analysis of financial condition and results of Operation


ITEM 3 Quantitative and Qualitative Disclosures about Market risk


PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

                              GEMINI GENOMICS PLC.
                          (a development stage company)
                      Condensed Consolidated Balance Sheets
                                 (in thousands)


                                                                 June 30,           June 30,          March 31,
                                                                  2001               2000               2001
                                                                ---------          ---------          ---------
                                                               (unaudited)        (unaudited)            (*)
ASSETS
Current assets:
      Cash and cash equivalents                                 $  69,063          $   7,370          $  79,576
      Accounts receivable                                              --                 26              1,399
      Inventories                                                     657                103                293
      Prepaid expenses and other                                    2,629              1,000              1,414
      Tax credit receivable                                         1,193                 --                875
                                                                ---------          ---------          ---------
             Total current assets                                  73,542              8,499             83,557
Property, plant and equipment, net                                  4,675              2,491              4,104
Restricted cash                                                     1,127                 --              1,127
Goodwill and other intangible assets, net                           3,390              4,742              3,672
                                                                ---------          ---------          ---------
             Total assets                                       $  82,734          $  15,732          $  92,460
                                                                =========          =========          =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Bank loans and overdrafts                                 $      40          $     239          $     139
      Accounts payable                                              2,276              1,545              3,020
      Collaborative accruals                                        1,698              1,381              1,567
      Accrued liabilities                                           2,029              2,387              3,122
      Current portion of capital lease obligations                  1,452                864              1,395
                                                                ---------          ---------          ---------
             Total current liabilities                              7,495              6,416              9,243
      Capital lease obligations                                     1,510              2,562              1,862
                                                                ---------          ---------          ---------
             Total liabilities                                      9,005              8,978             11,105
                                                                ---------          ---------          ---------
Commitments and contingencies:
Shareholders' equity:
      Ordinary shares                                               5,238              4,192              5,238
      Additional paid in capital                                  134,992             48,954            134,992
      Deferred compensation                                        (1,129)            (2,251)            (1,490)
      Notes receivable from shareholders                               --                (28)                --
      Accumulated other comprehensive loss                         (6,853)              (945)            (6,031)
      Deficit accumulated during the development stage            (58,519)           (43,168)           (51,354)
                                                                ---------          ---------          ---------
             Total shareholders' equity                            73,729              6,754             81,355
                                                                =========          =========          =========
             Total liabilities and shareholders' equity         $  82,734          $  15,732          $  92,460
                                                                =========          =========          =========


See accompanying notes

(*) The balance sheet at March 31, 2001 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

                              GEMINI GENOMICS PLC.
                          (a development stage company)
                 Condensed Consolidated Statements of Operations
                 (in thousands, except share and per share data)
                                   (unaudited)

                                                                Three months ended                 Period from
                                                                     June 30,                     September 11,
                                                      ----------------------------------        1995 (inception)
                                                          2001                  2000            to June 30, 2001
                                                      ------------          ------------        ----------------
Revenue                                               $         --          $         --          $      1,941

Costs and expenses
   Costs of revenue                                             --                    --                    96
   Research and development                                  3,269                 2,932                43,215
   Marketing, general and administrative                     2,736                 1,780                22,899
   Amortisation of goodwill                                    245                   267                 1,589
   Merger-related expenses                                   2,767                    --                 2,767
                                                      ------------          ------------        ----------------
      Total costs and expenses                        $      9,017          $      4,979          $     70,566
                                                      ------------          ------------        ----------------
Loss from operations                                        (9,017)               (4,979)              (68,625)

Interest income                                                881                   138                 5,651
Interest expense                                               (70)                 (134)               (1,938)
Foreign currency gain                                          749                    --                 5,221
                                                      ------------          ------------        ----------------
Net loss before taxation                              $     (7,457)         $     (4,975)         $    (59,691)

Taxation credit                                                292                    --                 1,172

Net loss after taxation                               $     (7,165)         $     (4,975)         $    (58,519)
                                                      ============          ============          ============
Basic and diluted net loss per share                  $      (0.11)         $      (0.13)         $      (2.95)
                                                      ============          ============          ============
Basic and diluted net loss per ADS                    $      (0.22)         $      (0.26)         $      (5.90)
                                                      ============          ============          ============
Shares used in computing basic and
diluted net loss per share and per ADS                  64,742,260            39,139,577            19,810,424
                                                      ============          ============          ============
Proforma basic and diluted net loss per share                               $      (0.10)         $      (1.79)
                                                                            ============          ============
Proforma basic and diluted net loss per ADS                                 $      (0.20)         $      (3.58)
                                                                            ============          ============
Shares used in computing proforma basic and
diluted net loss per share and per ADS                                        50,895,220            32,630,660
                                                                            ============          ============

See accompanying notes

                              GEMINI GENOMICS PLC.
                          (a development stage company)
                 Condensed Consolidated Statements of Cash Flows
                                 (in thousands)
                                   (unaudited)

                                                                     For the three months ended
                                                                               June 30,               September 11 1995
                                                                     ----------------------------        (inception)
                                                                       2001               2000         to June 30, 2001
                                                                     ---------          ---------      ----------------
OPERATING ACTIVITIES:
   Net loss                                                          $  (7,165)         $  (4,975)         $ (58,519)
   Adjustments to reconcile operating loss to
   net cash used in operating activities:
   Depreciation and amortisation                                           932                873             10,858
   Changes in operating assets & liabilities                            (2,183)              (713)               225
                                                                     ---------          ---------          ---------
Net cash used in operating activities                                   (8,416)            (4,815)           (47,436)

INVESTING ACTIVITIES:
   Purchases of plant, property & equipment                               (947)              (261)            (7,171)
   Purchase of Eurona and Newfound Genomics                                 --                 --                (59)
                                                                     ---------          ---------      ----------------
Net cash used in investing activities                                     (947)              (261)            (7,230)

FINANCING ACTIVITIES:
   Proceeds of capital lease obligations                                    --                 --              8,005
   Payments of capital lease obligations                                  (263)              (305)            (5,186)
   Deposit of restricted cash                                               --                 --             (1,173)
   Proceeds from issuance of ordinary and preferred ordinary                --                 --                 --
   shares, net of issuance costs                                            --                 --            127,115
   Loans (repaid) received                                                 (93)               (48)                --
                                                                     ---------          ---------          ---------
Net cash (used in)/provided by financing activities                       (356)              (353)           128,761

Effect of exchange rate change on cash and cash equivalents               (794)              (615)            (5,032)
Net (decrease)/increase in cash and cash equivalents                   (10,513)            (6,044)            69,063

Cash and cash equivalents, beginning of period                          79,576             13,414                 --
                                                                     ---------          ---------          ---------
Cash and cash equivalents, end of period                             $  69,063          $   7,370          $  69,063
                                                                     =========          =========          =========

See accompanying notes

                              GEMINI GENOMICS PLC.
                          (a development stage company)
      Notes to the Condensed Consolidated Financial Statements (unaudited)

1.   BASIS OF PRESENTATION

     The unaudited consolidated financial statements of Gemini Genomics plc. ("Gemini" or the "Company") have been prepared in accordance with United States generally accepted accounting principles for interim financial information and reflect, in the opinion of management, all adjustments, consisting only of normal and recurring adjustments, necessary to present fairly the Company's consolidated financial position at June 30, 2001 and 2000 and the Company's consolidated results of operations for the three month periods ended June 30, 2001 and 2000 and for the period from September 11, 1995 (inception) to June 30, 2001 and consolidated statements of cashflows for the three month periods ended June 30, 2001 and 2000 and for the period from September 11, 1995 (inception) to June 30, 2001. The condensed consolidated balance sheet at March 31, 2001 has been derived from audited financial statements. Interim period results are not necessarily indicative of results for any future interim period or of operations or cash flows for a full year period.

     The year-end balance sheet data were derived from audited financial statements, but do not include all disclosures required by generally accepted accounting principles.

     The consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries. Although the Company believes that the disclosures in these financial statements are adequate to make the information presented not misleading, certain information and footnote information normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission.

     The functional currency of our parent company and operating subsidiaries is British pounds and Swedish kronor. In accordance with SFAS No. 52, Foreign Currency Translation Swedish kronor are translated to British pounds for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenues and expense accounts at the average exchange rate during the period. The effects of translation are recorded as a separate component of shareholders' equity. We translate our consolidated financial statements from British pounds, the Company's functional currency, to U.S. dollars, for reporting purposes. Fluctuations in the rate of exchange of the British pound relative to the U.S. dollar will affect period-to-period comparisons of the reported results.

     These financial statements and the notes accompanying them should be read in conjunction with the Company's annual report on Form 20-F filed with the SEC on May 23, 2001. Shareholders are encouraged to review the Form 20-F and the Form 6-K filed on July 20, 2001 for a broader discussion of the Company's business and the opportunities and risks inherent in the Company's business. Copies of the Form 20-F and Form 6-K are available from the Company on request.

2.   FOREIGN CURRENCY GAINS

     During the three months ended June 30, 2001, foreign currency gains amounted to $0.7 million. No gains or losses were recorded during the equivalent period in 2000. The gain in 2001 arose from the foreign currency effects of translating the funds received from our initial public offering ("IPO ")in US dollars into British pounds, our functional currency. The possible future effects of foreign currency gains or losses are discussed further under Item 2, Management's discussion and analysis of financial conditions and results of operations, and Item 3, Market Risk, below.

3.   COMPREHENSIVE LOSS

     The table below presents the total comprehensive loss arising within the three months ended June 30, 2001 and 2000.

                                       Three months ended
                                             June 30,
                                     ------------------------
                                      2001             2000
                                     -------          -------
                                          (in thousands)
Loss after tax                       $(7,165)         $(4,975)
Currency translation effects            (822)            (531)
                                     -------          -------
Comprehensive loss                   $(7,987)         $(5,506)
                                     =======          =======

Currency translation effects arise from the conversion of our results from our functional currency, British pounds, into US dollars for reporting purposes.

4.   NET LOSS PER SHARE

     In accordance with SFAS No. 128, Earnings Per Share, basic net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary and ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are comprised of incremental ordinary shares issuable upon the exercise of share options and warrants, and were excluded from the diluted loss per share because of their anti-dilutive effect. Proforma net loss per share has been computed as described above and also gives effect to ordinary equivalent shares arising from preferred shares converted on March 17, 2000 (using the as-if converted method from the original date of issuance).

5.   SEGMENT INFORMATION

     The Company has determined it operates in only one segment for the following reasons: the Company's principle product offering is the discovery of disease genes, and all other product offerings are ancillary to this; the Company's chief operating decision maker reviews the Company's results as a single entity; to date, essentially all of the Company's efforts have been directed towards discovery of disease genes and this is expected to remain the Company's focus for the foreseeable future.

6.   NEW ACCOUNTING PRONOUNCEMENTS

     The Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, effective April, 2001. The adoption of SFAS No. 133 did not have a significant effect on its results of operations or financial position as the Company does not engage in activities covered by SFAS No. 133.

7.   SUBSEQUENT EVENTS

     On May 29, 2001, the Company announced an agreement on a proposal to merge the Company with Sequenom, Inc ("Sequenom") in an all-share transaction. Under the agreement holders of Gemini shares will receive 0.2 of a new Sequenom share for each Gemini share and holders of Gemini ADSs will receive 0.4 of a new Sequenom share for each Gemini ADS. The Company anticipates the transaction will complete in quarter 3 of 2001. Further information can be found in Form 6-K filed with the SEC on July 20, 2001, containing the circular to the Company's shareholders. Merger-related expenses incurred to June 30, 2001, amounted to $2.8 million.

Item 2. Management's discussion and analysis of financial condition and results of operations

     Management's discussion and analysis of financial condition and results of operations as of June 30, 2001 and for the three month periods ended June 30,

2001 and 2000 should be read in conjunction with the unaudited condensed consolidated financial statements set forth in Item 1 of this report and the factors and assumptions discussed in our annual report on Form 20-F filed with the Securities and Exchange Commission on May 23, 2001.

     When used in this discussion, the words "expects", "anticipates", "estimates", "intends" and similar expressions are intended to identify forward-looking statements. These statements, which include statements as to expected expenditure levels, expected cash flows, and the adequacy of capital resources are subject to risks and uncertainties that could cause actual results to differ materially from those discussed. These risks and uncertainties include, but are not limited to, those risks discussed in the section "Risk Factors" in our annual report on Form 20-F filed with the Securities and Exchange Commission on May 23, 2001.

Company overview

     Gemini is a clinical genomics company that identifies relationships between human genes and common human diseases. We focus on developing our clinical information and genetic sample resources together with our bioinformatics, information technology and laboratory capabilities and we have also established technology alliances with Celera Genomics, Large Scale Biology, CuraGen, Sequenom, Rosetta and Genmab. The proposed merger with Sequenom provides the opportunity to accelerate the identification of disease-associated genes, and then to advance those into drug and diagnostic products where appropriate.

SIGNIFICANT CONTRACTS

Technology Alliances

     In February 1999, the Company entered into a collaboration agreement with Large Scale Proteomics, Inc. Under this agreement, the Company provides samples and clinical data from selected identical twin pairs and Large Scale Proteomics, Inc. conducts protein analysis. Each company is responsible for its own costs under the project. When, and if, discoveries made under the collaboration are commercialized, each company is required to make payments to the other according to the nature of the product and its commercialization. The agreement terminates when neither party is required to make further payments thereunder. Large Scale Proteomics, Inc. may terminate the agreement if it provides notice within 120 days of its decision not to proceed with the project. Either party may terminate the collaboration agreement if there is a material breach by the other that is not cured. No payments have been received or made to date.

     In September 1999, the Company entered into a collaboration agreement with Celera Genomics, Inc. ("Celera") to jointly search for novel gene discoveries. Under this agreement, the Company provides fine-mapped regions and Celera performs high-throughput sequencing of these regions. Each company is responsible for its own research costs. The Company will jointly own with Celera any gene discoveries from this collaboration and will share equally with Celera revenues received from licensing of such gene discoveries. All costs of exploitation of gene discoveries will be shared equally by the Company and Celera. The agreement terminates in September 2001.

     In March 2000, the Company entered into separate collaboration agreements with CuraGen, Inc. and Sequenom, Inc. Under these agreements, the Company provides clinical data and DNA samples and CuraGen, Inc. and Sequenom, Inc. provide genetic analysis of the samples. Each company is responsible for its own costs, although the Company will reimburse CuraGen, Inc. and Sequenom, Inc. for a portion of their costs. No cost reimbursement has been made by the Company to date and this is not expected to be material in future years. No minimum funding commitments are defined in the agreements. Revenues arising from the agreements will be shared between the Company and CuraGen, Inc. or Sequenom Inc. The agreements with both CuraGen, Inc. and Sequenom, Inc. are each for an initial term of two years.

     In October 2000, the Company entered into a further collaboration agreement with CuraGen, Inc. Under this agreement, the Company provides disease associated genes it discovers and CuraGen, Inc. provides its PathCalling(TM) proteomic technology in order to rapidly ascertain the biological context of the disease associated genes. Revenues arising from the agreement will be shared between the Company and CuraGen, Inc. The agreement is for an initial term of two years. No revenues have yet been recognised under this agreement.

     In November 2000, the Company entered into a collaboration agreement with Rosetta Inpharmatics, Inc. Under this agreement, the Company provides clinical data and DNA samples, from which RNA, the translator of DNA, is collected and Rosetta Inpharmatics, Inc. will screen many thousands of genes with the intention of identifying and characterising sets of genes associated with common human diseases. Each company is responsible for its own costs. Revenues arising from the agreements will be shared between the Company and Rosetta Inpharmatics, Inc. The agreement is for an initial term of two years. No revenues have yet been recognised under this agreement.

     In December 2000, the Company entered into a collaboration agreement with Genmab A/S. Under this agreement, the Company provides novel disease targets it discovers and Genmab A/S will provide its fully human antibody technology to create and develop new products. Each company is responsible for its own costs. Revenues arising from the agreements will be shared between the Company and Genmab A/S. The agreement is for an initial term of two years. No revenues have yet been recognised under this agreement.

     In March 2001, the Company entered into two further agreements with CuraGen, Inc. Under these agreements, the Company has provided CuraGen, Inc. with DNA samples and clinical data and provide genotyping and analysis services under one of the agreements. The Company will own the intellectual property rights arising and have granted CuraGen, Inc. an exclusive, indefinite worldwide license to commercially exploit any discoveries arising. The Company has received an up-front payment and may generate additional revenues over the next three years.

License Agreements

     The Company has entered into license agreements for the use of the Company's patents and patent applications relating to the COL1A1 disease gene with Affymetrix, Inc. and Axis Shield plc. Under these agreements, the Company receives license fees and will potentially receive royalties. Through June 30, 2001, the Company has received license fees of $150,000 under the agreement with Affymetrix, Inc. and $152,000 under the agreement with Axis-Shield plc. The license agreements terminate upon the expiration of the patents relating to the COL1A1 disease gene. In addition, the Company may terminate the Affymetrix, Inc. license agreement for an uncured material breach and may terminate the Axis-Shield plc agreement for an uncured material breach or if Axis-Shield plc does not pay royalties within 90 days of their being due.

Clinical Collaborations

     The Company has entered into a number of agreements with clinical collaborators, based at various universities and hospitals. Under these agreements, the Company pays either an amount per item of clinical data provided, or an annual fee. The maximum annual amount payable on any of the existing contracts is approximately $1.1 million and the annual aggregate cost is approximately $4.2 million. The contracts vary in length with the last to expire in February 2005.

REVENUES

     We recorded no revenue during three months ended June 30, 2001 and 2000.

RESEARCH AND DEVELOPMENT EXPENSES

     Research and development expenses for the three months ended June 30, 2001 increased to $3.3 million from $2.9 for the same period in 2000. These expenses relate to clinical collaborators, salaries for research and development personnel, external scientific advisors and laboratory costs, including the commencement of activities with Newfound Genomics Inc. The $0.4 million increase in the three months to June 30, 2001 relates to the establishment of the Newfound operation, increased headcount in research activities, and increased use of laboratory consumables. We expect research and development expenses to increase in the foreseeable future as a result of expansion in the clinical data collection operations, further development of bioinformatics and statistical analysis capabilities and analysis of genetic samples collected.

MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES

     Marketing, general and administrative expenses for the three months ended June 30, 2000 and 2001 increased to $2.7 million from $1.8 million. These expenses consists primarily of employment and facilities costs and other expenses incurred by our business development, information technology, finance and various support functions. The increase of $0.9 million related to additional expenses for increased marketing activities, largely being additional personnel, travel and material costs in business development and investor relations following the establishment of US and Canadian operations. We expect that marketing, general and administrative expenses will increase through the year due to the establishment of a marketing, business development and investor relations facility in the USA in quarter two of 2000, expanded IT support functions and increases in personnel.

MERGER-RELATED COSTS

     Merger costs of $2.8 million for the three months to June 30, 2001 relate to merchant bank, legal and travel costs arising form the proposed merger with Sequenom.

INTEREST INCOME (EXPENSE)

     Net interest income in the three months ended June 30, 2001, was $811,000 rising from $4,000 for the same period in 2000. The large increase over 2000 was due to interest received on the proceeds of the IPO undertaken in July 2001. Interest expense relates to amounts paid in respect of the finance lease obligations of the company, and have decreased from $134,000 to $70,000 due to the reduction in total outstanding lease amount and the repayment terms of the existing leases.

FOREIGN CURRENCY GAINS

     The net effect of currency translations in the three months ended June 30, 2001 was a gain of $0.7 million, rising from $0 in the same period in 2000. The gain was a result of US dollar denominated cash accounts and investments being converted into our functional currency, the British pound.

     We have not taken any action to reduce our exposure to changes in foreign currency exchange rates, such as options or futures contracts, with respect to any transactions.

TAXATION CREDIT

     The taxation credit due for the three months to June 30, 2001 arises from a change in UK corporation tax law with effect from April 2000, allowing certain companies engaged in research and development to surrender ongoing corporation tax losses in return for a cash refund of payroll-related taxes.

LIQUIDITY AND CAPITAL RESOURCES

     We have financed operations since inception primarily through the placement of equity securities. Since inception, the Company has raised $127.1 million of equity from shareholders, including the net proceeds from our initial public offering on July 26, 2000 and the exercise by the underwriters of their over-allotment option on August 23, 2000. In addition, the Company entered into a number of capital lease agreements totalling $8.0 million to finance the acquisition of scientific and computer equipment. As of June 30, 2000, capital repayments made on these leases totalled $5.2 million.

     As of June 30, 2001 we had cash and cash equivalents of $69.1 million compared to cash and cash equivalents of $79.6 million at March 31, 2001. This decrease of $10.5 million reflects the $8.5 million of cash operating expenses, $1.0 million of capital equipment investment, $0.3 million of debt repayments, and exchange rate effects of $0.7 million. Company funds are invested in British pound and US dollar term deposits with Barclays Bank plc, in British pound liquidity funds with Barclays Global Investors, and in US dollar liquidity funds with Merrill Lynch, Barclays Global Investors, and Chase Manhattan Vista Funds.

     We established a $5.0 million line of credit for capital equipment financings with Hewlett Packard International Bank in February 2000. We have drawn a total of $2.0 million against this line of credit. Interest is repayable quarterly at 11.0% per annum over the four year period of the lease, which has a capital repayment holiday for the first 18 month period. We have no commitments for any additional financings. In connection with entering into this line of credit, we granted Hewlett Packard International Bank warrants to purchase 40,000 ordinary shares. The Company has agreed to grant them additional warrants to purchase up to 80,000 additional ordinary shares, should further drawdowns be made. Hewlett Packard International Bank has until February 21, 2003 to exercise its outstanding warrants and may do so by providing notice of its intention to exercise the warrants as well as by paying an exercise price of (pound)0.05 ($0.08) per ordinary share.

     In February 2001, we undertook a sale and leaseback transaction with Investec. We sold scientific and IT equipment for $0.7 million and have entered into a three year lease arrangement. Repayments are quarterly and interest is payable at 9.8% per annum.

     We expect our cash and cash equivalents, together with interest income earned, to be sufficient to fund operations for at least the next 12 months. The adequacy of the available funds will depend on many factors, including the scientific progress of our research and development programs, the magnitude of those programs, commitments to existing and new clinical collaborators, our ability to establish commercial and licensing arrangements, capital expenditure, market developments and any future acquisitions. Accordingly, we may require additional funds and may attempt to raise additional funds through equity or debt financings, collaborative agreements with commercial partners or from other sources. Therefore, no quantitative tabular disclosure is provided.

Item 3 Market Risk

INTEREST RATE RISK

     The primary objective of our investment activities is to preserve capital while at the same time maximizing the income received from investments without significantly increasing risk. We currently maintain a portfolio of cash and cash equivalents by investing in term deposits of varying lengths, between one day and one year, and in diversified liquidity funds offering immediate access and variable interest rates. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from investments.

EXCHANGE RATE RISK

     The funds raised in US dollars from our initial public offering are held in US dollar denominated investments. As our functional currency is the British pound, we translate the US dollar denominated investments into British pounds and record a gain or loss in our consolidated statement of operations. A strengthening of the British pound against the US dollar could result in a material increase in the loss for any given financial period. The company has made foreign currency gains in the three months to June, 2001, but this gain should not be seen as any indicator of future financial performance in this area. Based on the cash balances on hand at June 30, 2001, the effect of future currency fluctuations could be as follows:

OPENING EXCHANGE RATE    CLOSING EXCHANGE RATE     PERCENTAGE CHANGE IN    EXCHANGE GAIN/(LOSS)
    (US$:(POUND))            (US$:(POUND))             EXCHANGE RATE        IN PERIOD ($'000S)
---------------------    ---------------------     --------------------    --------------------
        1.4064                   1.4205                    2%                   (1,379)
        1.4064                   1.4134                    1%                     (693)
        1.4064                   1.4064                    0%                        0
        1.4064                   1.3994                   -1%                      700
        1.4064                   1.3923                   -2%                    1,407

     The company has undertaken no action to reduce our exposure to changes in foreign currency exchange rates, such as options or futures contracts, with respect to any transactions or investments.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               GEMINI GENOMICS PLC

                                  (Registrant)


Date: 14 August 2001                    By: /s/ Tony Ratcliffe
                                            -------------------------
                                            Tony Ratcliffe
                                            Chief Financial Officer